UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal, Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

Birks Group Inc. (the “Company”) and certain wholly-owned subsidiaries entered into the following agreements:

(i)	Master Lease Agreement dated as of March 15, 2017, and executed on May 11, 2017, among the Company, Mayor’s Jewelers of Florida, Inc. and Onset Financial, Inc. for up to $4.75 million of lease financing relating to certain equipment consisting of furniture, fixtures and computer systems.

(ii)	On March 17, 2017, the Company entered into an Agreement of Principal Lease with 7739907 Canada Inc. for the new head office premises at 2020 Robert-Bourassa, Montreal, Quebec (“2020”) for a term of 16 years commencing on or about May 1, 2017 for approximately 20,000 sq. ft. of office space and 6,400 sq. ft. of warehouse and distribution space. The total annual base rent for the period from on or about May 1, 2017 to April 30, 2022 is CDN$370,000 (approximately US$ 270,766) and increases by approximately 8% every two or three year period on the respective anniversary dates thereafter. The lease contains one option to renew for a period of five years.

(iii)	On September 12, 2016, the Company entered into a Memorandum of Agreement of Lease (“Lease Agreement”) with Jean Salette or an entity designated by him (the “Landlord”) conditioned upon the Landlord acquiring the Montreal building from the Company’s former landlord, Anglo-American Investments, L.P. (“Anglo”), by November 30, 2016, which condition was met. The Landlord assumed the obligations under the existing lease until on or about May 8, 2017, and thereafter the Lease Agreement sets forth the new lease terms for the Montreal flagship store premises.

(iv)	On April 11, 2017, Mayor’s Jewelers of Florida, Inc. entered into a Short Form Industrial Building Lease with SPG Palm Crossing LLC for its corporate offices, distribution centre and workshop in the building located at 3440 NW 53rd Street, Fort Lauderdale, Florida for a term of 10 years and 3 months commencing on or about May 1, 2017 and ending on July 31, 2027. The base annual rent for the first and second years are approximately $64,000 and $85,000 respectively and increases by approximately 3% each year thereafter. Mayor’s Jewelers of Florida, Inc. has two options to extend the term for a period of five years each.

The foregoing agreements are qualified in their entirety by reference to the actual agreements which are filed as Exhibits 99.1 – 99.3 respectively, to this Form 6-K.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayor’s Jewelers of Florida, Inc. and Onset Financial, Inc.

99.2	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017

99.3	Short Form Industrial Building Lease effective April 11, 2017 between Mayor’s Jewelers of Florida, Inc. and SPG Palm Crossing LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: May 12, 2017		Vice President, Chief Financial and Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayor’s Jewelers of Florida, Inc. and Onset Financial, Inc.

Exhibit 99.2	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017

Exhibit 99.3	Short Form Industrial Building Lease effective April 11, 2017 between Mayor’s Jewelers of Florida, Inc. and SPG Palm Crossing LLC